April 15, 2010

H. Christopher Owings
Securities and Exchange Commission

Re: FitwayVitamins, Inc.
Registration Statement on Form S-1
Fled on January 29, 2010
File No., 333-164577

Re: Letter dated February 25, 2010

Thank you for your comments and assistance on our filing, Please find an outline of the amendments made to the above referred Document.

General

1.	In response to your comment and scrutiny regarding Rule 419 Regulation C, we offer the following:
a.
Although we are a development stage company with limited operating history, we summarize our business plan and our purpose in the section titled “Summary Information about FITWAYVITAMINS, INC. “. We have revised our disclosure to include “We are a development-stage company whose purpose is to create the ideal line of Vitamins, protein powder, nutritional bars and sliming aids for the general public.”

b.	It is not our business plan to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.
Although we are issuing "penny stock," as defined in Rule 3a51-1, we do have a specific business plan and purpose and are of the opinion that Rule 419 Regulation C does not apply to the Company.

2.
We have revised our disclosure so that sales of securities by the Company must be made at a fixed price of $0.03 per share for the duration of this offering . Paragraphs 2 and 3 of the Section titled “Plan of Distribution have been modified to read:

“The Company will receive all proceeds from the sale of those shares. The price per share is fixed at $0.03 for the duration of this offering. Although our common stock is not listed on a public exchange, we intend to apply for quotation on the Over-the-Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, who, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, nor can there be any assurance that such an application for quotation will be approved. However, sales by the Company must be made at the fixed price of $0.03 for the duration of this offering.

The Company's shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company. Further, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. The shares sold by the Company may be occasionally sold in one or more transactions; all shares sold under this prospectus will be sold at a fixed price of $0.03 per share.”

Front Cover Page of the Registration Statement, Page 3

3.	We have revised Page 3 in accordance with your recommendation and to comply with Rule 415.

Outside Front Cover Page of Prospectus, Page 3

4.	We have disclosed the auditor’s concern regarding our ability to continue as a going concern on the outside cover of our prospectus.
5.
We have disclosed that the securities being registered in this offering may be illiquid through the addition of “A public market for the Company’s common stock may never develop, or, if any market does develop, it may not be sustained” in the first paragraph on Page 3 as per your recommendation and have expanded our Risk Factors to include the same.

Summary Information Page 6

6.	We have revised the Summary information to include a more balanced and inclusive summary of the Company.

Summary of the Offering by the Company, Page 6

7.
We have included the information regarding “the Offering will be open for 90 days…..” in the third-to-last paragraph on Page three and in our Plan of Distribution. In addition, we have expanded our disclosure in our Plan of Distribution to include conditions under which we may extend the Offering for an additional 90 days or for further periods.

Summary of Financial Information, Page 7

8.	Net loss per share has been revised to agree with the financial statements.
9.	We have provided a capitalization table as per your recommendation.

Risk Factors, Page 8

10.	We have revised our statement to say that “we have included all of the material risks” in this section.
11.	Our Risk Factors section has been revised as follows:
•
We have revised sub captions for the first full risk factor on page 13, the third risk on page 14 and all of the risk factors following the heading “Risks Related to Investing in our Business” in accordance with your recommendation.

•	We have revised our risk factor narrative to concisely convey the third full risk on page 13, the last risk on page 11 and the last risk on page 15.
•	We have separated some risk factors into multiple risk factors including the first risk factor under the heading “Risks Related to this Offering”.
•	We have removed the risk factor under the sub caption “The company may be unable to manage its future growth”.

Use of Proceeds, Page 15

12.
We have revised the paragraph immediately preceding our table to include the “”the offering is being conducted on a “best efforts’ basis and the offering scenarios that follow are for illustrative purposes only” and to include “the actual amount of proceeds, if any, may differ”.

Determination of the Offering Price, Page 16

13.
The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $120,000 in this Offering.  The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value.  We have described the various factors in our disclosure as follows:

“Among the factors considered were:
•	our cash requirements;
•	the proceeds to be raised by the offering;
•	our lack of operating history; and
•	the amount of capital to be contributed by purchasers in this Offering in proportion to the amount of stock to be retained by our existing shareholder. “

Dilution, Page 16

14.
Upon rounding off all “per share amounts” we are of the opinion that the dilution table has little meaning to readers and it is impossible to discern an appreciable difference/increase in NTBV per share. Accordingly, we did not round of all “per share amounts” We enclosed a copy of your proposed rounding for your review:

Existing Stockholders if all of the Shares are Sold
Price per share	$0.03
Net tangible book value per share before offering	$0.00
Potential gain to existing shareholders	$120,000
Net tangible book value per share after offering	$0.01
Increase to present stockholders in net tangible book value per share after offering	$0.01
Capital contributions	$120,000
Number of shares outstanding before the offering	10,000,000
Number of shares after offering held by existing stockholders	10,000,000
Purchasers of shares Percentage of ownership after offering	71.4%

Purchasers of Shares in this Offering if all Shares Sold
Price per share	$0.03
Net tangible book value per share after offering	$0.01
Increase in net tangible book value per share after offering	$0.01
Dilution per share	$0.02
Capital contributions by purchasers of shares	$120,000
Capital contributions by existing stock holders	$10,000
Percentage capital contributions by purchasers of shares	87%
Percentage capital contributions by existing stockholders	13%
Anticipated net offering proceeds	$114,300
Number of shares after offering held by public investors	4,000,000
Total shares issued and outstanding	14,000,000
Purchasers of shares percentage of ownership after offering	28.6%
Existing stockholders percentage of owner ship after offering	71.4%

Purchasers of Shares in this Offering if 75% of Shares Sold
Price per share	$0.03
Net tangible book value per share after offering	$0.01
Increase in net tangible book value per share after offering	$0.01
Dilution per share	$0.02
Capital contributions by purchasers of shares	$90,000
Capital contributions by existing stock holders	$10,000
Percentage capital contributions by purchasers of shares	90%
Percentage capital contributions by existing stockholders	10%
Anticipated net offering proceeds	$84,300
Number of shares after offering held by public investors	3,000,000
Total shares issued and outstanding	13,000,000
Purchasers of shares percentage of ownership after offering	23%
Existing stockholders percentage of ownership after offering	77%

Purchasers of Shares in this Offering if 50% of Shares Sold
Price per share	$0.03
Net tangible book value per share after offering	$0.00
Increase in net tangible book value per share after offering	$0.00
Dilution per share	$0.03
Capital contributions by purchasers of shares	$60,000
Capital contributions by existing share holders	$10,000
Percentage capital contributions by purchasers of shares	85.8%
Percentage capital contributions by existing stock holders	14.2%
Anticipated net offering proceeds	$54,300
Number of shares after offering held by public investors	2,000,000
Total shares issued and outstanding	12,000,000
Purchasers of shares percentage of ownership after offering	16.6%
Existing stockholders percentage of ownership after offering	83.4%

Purchasers of Shares in this Offering if 25% of Shares Sold
Price per share	$0.03
Net tangible book value after offering	$0.00
Increase in net tangible book value per share after offering	$0.00
Dilution per share	$0.03
Capital contributions by purchasers of shares	$30,000
Capital contributions by existing share holders	$10,000
Percentage capital contributions by purchasers of shares	75%
Percentage capital contributions by existing stock holders	25%
Anticipated net offering proceeds	$24,300
Number of shares after offering held by public investors	1,000,000
Total shares issued and outstanding	11,000,000
Purchasers of shares percentage of ownership after offering	9.1%
Existing stockholders percentage of ownership after offering	90.9%

15.	We have revised our disclosures under each offering scenario in accordance with your recommendations.

16.
We have revised the format of our presentation to include in comparative form, for each offering scenario, the numbers and percentages of shares held and the dollar amounts and percentages of contributed capital attributable to existing stockholders and the purchasers of shares in this offering.

Plan of Distribution, Page 17

17.	We have removed the phrase “for possible resale” in the first paragraph of this section.
18.
We have revised the Plan of Distribution to reflect that Margret Wessels will be selling shares on our behalf as follows:” In connection with the Company’s selling efforts in the offering, Margret Wessels our sole officer and director will be selling shares on the Company’s behalf. Our sole officer and director will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Ms. Wessels is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Ms. Wessels will not be compensated in connection with her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Ms. Wessels is not, nor has she been within the past 12 months, a broker or dealer, and she is not, nor has she been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Ms. Wessels will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Ms. Wessels will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).”

19.	We referenced Section 15(g) of the Exchange Act have included a discussion on “penny stock” in this section which we believe is consistent with the Risk Factors section on page 10.

Description of Securities, Page 17

Anti-Takeover Provisions, Page 18

20.
The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of Fitwayvitamins, Inc. from doing so if it cannot obtain the approval of our board of directors.  Generally, the business combination law deals with Nevada stockholders rights. We currently do not have any Nevada stockholders nor, as a result of this offering do we anticipate having Nevada Stockholders. We may however, in the future be in a position that Nevada’s control share law may have an effect on the company therefore we have revised our disclosure to include the following:

“Though not now, we may be or in the future we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation.  The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquiror to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of Fitwayvitamins, Inc. from doing so if it cannot obtain the approval of our board of directors.”

Description of Business, Page 19

Business Development, Page 19

21.	We have revised page 29 and have deleted reference to “merge with an operating company”.
22.	We have revised this section to entire section in accordance with your recommendations and to comply with Item 101(c) (1) to include:

Market Opportunity, Page 19

Industry, Page 19

23.
We have deleted the reference to Mindbranch and have provided the souce we reference from the Nutrition Business Journal and have clarified the basis of our belief that the trend driving growth in the vitamin and nutritional supplements industry is the aging United States population.  In addition, we have quoted U.S, Census data to support our belief.

24.
We have revised the third paragraph to clarify that we currently have no sports nutrition products of any kind and that the basis of our belief that our sports nutritional offerings will appeal to a broader range of customers whose interest is not focused solely on products taken in conjunction with a body building regimen.

Description of Our Products, Page 19

25.
We have revised our disclosure throughout our document to exclude the use of industry jargon and where reference to industry jargon is used, we have provided a definition of those terms. In addition, we have revised our statement in paragraph 3 to provide a basis for our belief.

Competitive Advantages, Page 20

26.	We have revised this section and expanded our discussion of our competitive challenges in accordance with your recommendations.

Marketing, Page 20

27.
We have expanded our discussion to better integrate the 360 day timeline in our Plan of Operation section and have included the costs to implement each stage of our marketing strategy in accordance with your recommendations.

Regulatory Matters, Page 21

28.
Because our products are categorized as a dietary supplement by the Food and Drug Administration (FDA) and are not specifically intended to treat, cure, or prevent disease, we are advised that dietary supplements sold in the U.S. are not required to undergo the rigorous testing procedures typical of pharmaceutical drugs. We are however, required to print and identify all ingredients on the product packaging. We have included this discussion in our disclosure in accordance with your recommendation.

Available Information, Page 21

29.	We have revised the first sentence of the second paragraph of this section in accordance with your recommendation as follows:
 “Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders annual reports containing financial statements audited by our registered independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year. “

Financial Statements, Page 22

Balance Sheet, Page 25
30.	The caption has been revised to read “Deficit accumulated during the development stage”.

Notes to Financial Statements, Page 29

Note 4, Income Taxes, Page 31

31.	We have revised our disclosure to indicate that management determined the deferred tax assets would not be realized.

Management’s Discussion and Analysis of Financial Condition, Page 33

Plan of Operation, Page 33

32.
In accordance with your recommendation, we have revised our plan of operation so that readers have an opportunity to view the business through managements eyes including how we plan to earn revenues, how we expect to develop a market for our planned products and the anticipated costs and the reduced costs and reduced operations under offering senarios of less than 100% of proceeds are received.

33.	We have revised our disclosure in this section by deleting reference to “sufficient” and “enough” income and have deleted reference to “private placement” on page 34.

Capital Resources and Liquidity, Page 33

34.	We have revised our disclosure as per your recommendations as follows:

“Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital. No substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations. With the exception of cash advances from our sole Officer and Director, our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business. The amount of the offering will likely allow us to operate for at least one year.

As of October 31, 2009, we had $9,990 in cash. As of the date of this registration statement, the current funds available to the Company will not be sufficient to fund the expenses related to this offering, continue maintaining a reporting status. The Company’s sole officer and director, Ms. Wessels has indicated that she may be willing to provide a maximum of $20,000, required to fund the offering expenses and maintain the reporting status, in the form of a non-secured loan for the next twelve months as the expenses are incurred if no other proceeds are obtained by the Company. However, there is no contract or written agreement in place.

      In the offering scenarios presented in the Section titled “USE Of PROCEEDS” the Company feels that it will have sufficient funds to fund the expenses related to this offering however the Company may be unable to fully launch its planned business activities for the next twelve months unless 100% of the shares are sold. In the event that 25% of the shares are sold, for the next twelve months the Company plans to reduce its planned business activities to the introduction of a single product, thereby minimizing the expenses for business travel, logo design; package design and packaging production. In the event that 50% of the shares are sold, for the next twelve months the Company will introduce two products thereby increasing its expenses for business travel, logo design; package design, packaging production and trade shows.  In the event that 75% of the shares are sold, for the next twelve months the Company will introduce three products thereby increasing its expenses for business travel, logo design; package design, packaging production, trade shows and planned marketing expenses for TV shows and TV Advertising. (see Use of Proceeds).

In the event that 100% of the shares are sold, for the next twelve months the Company will have sufficient funds to fully launch its planned business activities.

We do not anticipate researching any further products nor the purchase or sale of any significant equipment. We also do not expect any significant additions to the number of employees. “

Directors and Executive Officers, Page 34

Business Experience, Page 35

35.	We have revised and expanded our disclosure as it relates to business interests and business experience of Ms. Wessels to comply with Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, Page 37

36.	We have added a footnote following the table in accordance with Instruction 1 to Item 403 of Regulation S-K as follows:

“Beneficial ownership is determined in accordance with the Rule 13d-3(d)(1) of the Exchange Act, as amended and generally includes voting or investment power with respect to securities. Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group and includes shares that could be obtained by the named individual within the next 60 days”

Certain Relationships and Related Party Transactions, Page 38

37.	We have revised our disclosure on the terms of our stock transaction with Margret Wessels and have described the transaction in terms of Founders shares as follows:

“On October 7, 2009, we issued a total of 10,000,000 shares of common stock to Mrs. Margret Wessels, our sole officer and director, for total cash consideration of $10,000. The Company considered these securities as “Founders” shares. This offer and sale was made pursuant to the exemption from registration afforded by Rule 903(b)(3) of the Regulation S, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the securities were sold outside of US, to a non-US person, with no directed selling efforts in the US, and where offering restrictions were implemented.”

Part II – Information Not Required in the Prospectus, Page 39

Recent Sales of Unregistered Securities, Page 39

38.	We have disclosed the exemption from registration claimed and the facts we relied upon to make this exemption available as follows:

“October 7, 2009

We have issued 10,000,000 shares of common stock to Margret Wessels, our sole officer and director, for total consideration of $10,000, or $0.001 per share.  The offer and sale was made pursuant to the exemption from registration afforded by Rule 903(b)(3) of the Regulation S, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the securities were sold outside of US, to a non-US person, with no directed selling efforts in the US, and where offering restrictions were implemented.

We have spent a portion of the above proceeds to pay for costs associated with this prospectus and expect the balance of the proceeds to be mainly applied to further costs of this prospectus and administrative costs.

We shall report the use of proceeds on our first periodic report filed pursuant to sections 13(a) and 15(d) of the Exchange Act after the effective date of this Registration Statement and thereafter on each of our subsequent periodic reports through the later of disclosure of the application of all the offering proceeds, or disclosure of the termination of this offering. “

Exhibits and Financial Statement Schedules, Page 40

39.	We have included Exhibit 23 with the appropriate sub parts and labeling as per your recommendations and in compliance with Item 601(b)(23)(i) of Regulation S-K

Undertakings, Page41

40.	We have revised our filing to add the undertaking included in Items 512(a)(5)(ii) of Regulation S-K as follows:

“The undersigned Registrant hereby undertakes:

1.     To file, during any period in which it offers or sells securities, a post- effective amendment to this Registration Statement to:
(a)	include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(b)
reflect in the Prospectus any facts or events which,  individually or together, represent a fundamental change in the information set forth in this Registration Statement; and notwithstanding the forgoing, any increase or decrease  in volume of  securities  offered (if the total  dollar value of  securities  offered  would not exceed that which was registered)  and  any  deviation  from  the  low or  high  end of the estimated  maximum  offering  range may be  reflected  in the form of  Prospectus  filed with the commission  pursuant to Rule 424(b) if, in  the aggregate,  the changes in the volume and price represent no more  than a 20% change in the maximum  aggregate  offering price set forth in the  "Calculation  of  Registration  Fee"  table in the  effective  Registration Statement; and

(c)	include any additional or changed material information on the plan of distribution.

2.    That, for the purpose of determining  any liability  under the  Securities Act,  each  such  post-effective  amendment  shall be  deemed to be a  new registration statement relating to the securities offered herein, and  the offering  of such  securities  at that  time  shall be  deemed  to be  the initial bona fide offering thereof.

3.    To remove from registration by  means of a post-effective amendment any of  the  securities  being  registered  hereby  which  remain  unsold  at  the termination of the offering.

4.    That, for determining  our  liability  under  the  Securities  Act  to any  purchaser in the initial distribution of the securities, we undertake that in  a  primary  offering  of  our securities pursuant to this Registration  Statement,  regardless  of  the  underwriting  method  used  to  sell  the  securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following  communications,  we  will be a seller  to  the  purchaser  and  will  be considered to offer or sell such securities to such purchaser:
(i)	any preliminary Prospectus or Prospectus that we file relating to the offering required to be filed pursuant to Rule 424 (Section 230.424 of this chapter);
(ii)	any free writing Prospectus relating to the offering prepared by or on our behalf or used or referred to by us;

(iii)	the portion of any other free writing Prospectus relating to the offering containing material information
a.	about us or our securities provided by or on behalf of us; and

(iv)	any other communication that is an offer in the offering made by us to the purchaser.

Each  Prospectus  filed  pursuant  to  Rule 424(b) as  part  of  a  registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed  in  reliance  on Rule 430A, shall be deemed to be part of and included in the registration statement  as  of the date it is first used after effectiveness.  Provided, however, that no statement made in  a  registration  statement  or  Prospectus  that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that  is  part of the registration statement will, as to a purchaser with a time of contract  of sale prior to such first use, supersede or modify any statement that was made in  the  registration statement or Prospectus that was part of the registration statement or  made  in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities  Act may be  permitted   to our  directors,  officers  and  controlling persons  pursuant to the provisions   above,   or  otherwise,   we have been advised that  in  the opinion  of  the   Securities   and  Exchange   Commission  such indemnification is against public policy as expressed in the Securities  Act, and is, therefore, unenforceable.

In the event that a claim for  indemnification  against such liabilities,  other than the  payment by us of expenses  incurred  or paid by one of our  Directors, officers,  or controlling  persons in the successful defense of any action, suit or  proceeding,  is asserted by one of our Directors,  officers,  or controlling persons in connection with the securities being  registered,  we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit  to a  court  of  appropriate  jurisdiction  the  question  whether  such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.”

Exhibits

41.	We have filed a copy of our subscription agreement in accordance with your recommendation.

Exhibit 5
42.
In accordance with the staff’s request, the opinion has been revised to reflect the correct date of filing which was not known to counsel when the opinion was provided to the Company. The opinion has also been revised to include any and all subsequent amendments to the registration statement to ensure that the legal opinion covers the initial registration statement and all subsequent amendments to the registration statement.

43.	In accordance with the staff’s request, the typographical error has been corrected to refer to Regulation S-K.
44.
In accordance with the staff’s request, the opinion has been revised to include all applicable statutory provisions of law and the reported judicial decisions interpreting these laws in effect as of the effective date of the Registration Statement.

45.	In light of the staff’s concern that reliance on the certificates of incumbency and certificates of officers may be overly broad in scope, the opinion has been revised to remove this sentence.

Sincerely,

/s/ Margret Wessels
Margret Wessels
President